EX-28.h.vii

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, made as of the 6th day of September, 2023, between Dimensional ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of certain portfolios of the Trust, as identified below (each, an “ETF,” and together, the “ETFs”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into an Investment Management Agreement with the Trust, on behalf of the ETFs, pursuant to which Dimensional provides investment management services for the ETFs, and for which Dimensional is compensated based on the average net assets of the ETFs; and

WHEREAS, the Trust and Dimensional have determined that it is appropriate and in the best interests of each ETF and its shareholders to limit the expenses of the ETFs;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by Dimensional.

(a)	Dimensional agrees to waive all or a portion of its management fee and assume the ordinary operating expenses of each ETF in the table below (excluding the expenses that an ETF incurs indirectly through its investment in other investment companies) (“ETF Expenses”) to the extent necessary to limit the ETF Expenses of each ETF, on an annualized basis, to the rate listed below as a percentage of the respective ETF’s average net assets (the “Expense Limitation Amount”).

ETF	Expense Limitation Amount
Dimensional US Core Equity 1 ETF	0.14%
Dimensional Ultrashort Fixed Income ETF	0.15%
Dimensional Global ex US Core Fixed Income ETF	0.20%
Dimensional Global Credit ETF	0.20%
Dimensional Global Core Plus Fixed Income ETF	0.22%

(b)	Dimensional agrees to waive all or a portion of its management fee and assume the ordinary operating expenses of each ETF in the table below (including the expenses incurred through its investment in other investment companies but excluding the expenses that the ETF incurs through investment of its securities lending cash collateral in The DFA Short Term Investment Fund) (“ETF Expenses”) to the extent necessary to limit the ETF Expenses of each ETF, on an annualized basis, to the rate listed below as a percentage of the respective ETF’s average net assets (the “Expense Limitation Amount”).

ETF	Expense Limitation Amount
Dimensional World Equity ETF	0.25%
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EX-28.h.vii

2.	Duty to Reimburse Dimensional. If, at any time, the ETF Expenses are less than the Expense Limitation Amount for an ETF, the Trust, on behalf of the ETF, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized ETF Expenses for the ETF to exceed the Expense Limitation Amount. There shall be no obligation of the Trust, on behalf of an ETF, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Trust.

4.	Duration and Termination. This Agreement shall begin on September 6, 2023, and shall continue in effect until February 28, 2025, and shall continue in effect from year to year thereafter, unless and until the Trust or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for an ETF, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Trust, on behalf of such ETF.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL ETF TRUST			DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	/s/ Ryan P. Buechner		By:	/s/ Carolyn L. O
	Name:	Ryan P. Buechner		Name:	Carolyn L. O
	Title:	Vice President		Title:	Vice President
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